LIXTE BIOTECHNOLOGY HOLDINGS, INC.

680 East Colorado Boulevard, Suite 180

Pasadena, California 91101

June 26, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Lixte Biotechnology Holdings, Inc.
Registration Statement on Form S-1
File No. 333-288120

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 24,2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday June 26, 2025 at 5:00 p.m. Eastern Time in accordance with Rule 461 under the Securities Act of 1933, as amended, We are no longer requesting that the Registration Statement be declared effective at this time and we are hereby formally withdrawing our request for acceleration of the effective date. Please call our counsel, David Ficksman of TroyGould PC at 818 469 4200 if you have any questions.

Very truly yours,

LIXTE BIOTECHNOLOGY HOLDINGS, INC.

By:	/s/ Geordan Pursglove
Geordan Pursglove
Chief Executive Officer